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                             September 20, 2023

       Klaus Roewe
       Chief Executive Officer
       Lilium N.V.
       1 Bldg. 335, 82234
       Wessling, Germany

                                                        Re: Lilium N.V.
                                                            Registration
Statement on Form F-3
                                                            Filed on September
18, 2023
                                                            File No. 333-274550

       Dear Klaus Roewe:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at (202) 551-4985 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing